Exhibit (a)(1)(Q)
FORM OF COMMUNICATION TO ELIGIBLE EMPLOYEES
REJECTING THE NOTICE OF WITHDRAWAL UNDER THE EXCHANGE OFFER

Date:
To:
From:	Hastings Entertainment, Inc. (“Hastings”)
Re:	Rejected Notice of Withdrawal Under Hastings Entertainment, Inc. Stock Option Exchange Offer (the “Exchange Offer”)
Unfortunately, we could not accept your notice of withdrawal under the Exchange Offer for the following reason(s):
___The notice of withdrawal was received after the expiration deadline for the Exchange Offer. We cannot process your withdrawal election.
___The notice of withdrawal was not properly signed (please note that the notice of withdrawal must be signed exactly as the eligible employee’s name appears on the stock option agreement for the stock options being withdrawn. Special rules apply to name changes and to attorneys-in-fact, fiduciaries and other representatives; see Section 4 of the Amended and Restated Offer to Exchange document if this applies).
___You failed to make any withdrawal elections in your notice of withdrawal.
If you wish to withdraw previously surrendered eligible stock options and the Exchange Offer has not yet expired, please correct the defects noted above on the attached copy of your notice of withdrawal, initial your corrections and deliver the corrected notice of withdrawal to Hastings at the address listed on the notice of withdrawal. In this case, your corrected notice of withdrawal must be received before 11:59 p.m., Central Daylight Savings Time, on July 13, 2009 (or such later date as may apply if the Exchange Offer is extended).
If we do not receive a properly completed and signed notice of withdrawal before the deadline noted above, all previously surrendered eligible stock options will be cancelled and exchanged pursuant to the Exchange Offer.
If you have questions, please contact Stephanie Coggins, Manager of Outside Reporting, via phone at (806) 677-1591 or email at stephanie.coggins@goHastings.com.